March 28, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel; Ms. Stephanie D. Hui

Re:	ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”)

Post-Effective Amendment No. 2 to Registration Statement on Form N-2, File Numbers 811-22546 & 333-186748

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 26, 2014, relating to post-effective amendment no. 2 to the registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2014, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the changed pages to the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

In addition, please find attached as Annex A hereto changed pages to the above referenced post-effective amendment to the Registration Statement reflecting our proposed responses to the comments of the Staff. The Fund undertakes to include these responses in a filing pursuant to Rule 497 under the Securities Act.

Lastly, the Fund is requesting acceleration of the effective date of the Registration Statement to 10:00 a.m., April 1, 2014, or as soon as thereafter as practicable.

Response Letter

Prospectus

Summary

Investment Strategies

1.	The use of commas in the disclosure related to the Fund’s investments in MLPs is confusing because it is unclear if the addition of exchange-traded funds is part of the list of investments or a continuation of the language “including I-shares.”

In response to the Staff’s comment, to clarify that exchange-traded funds are part of the list of investments, the phrase “including I-shares” was put in parentheses on page 2 and elsewhere.

Tax Considerations

2.	We note that language from the Fund’s latest prospectus relating to the expectation that a significant portion of distributions to Common Stockholders will constitute non-taxable return of capital has been removed. Please explain the reason for this removal.

In response to the Staff’s comment, the Fund notes that 100% of its sister fund’s prior year dividends were taxable dividends, not return of capital. This resulted from the sale of assets and the associated realization of capital gains. The capital gains were enhanced by the fact that the sister fund had been receiving return of capital distributions on its MLP investments, causing its basis in these investments to be substantially reduced. The Fund may sell investments in the future resulting in similar outcomes as its sister fund. Therefore, the Fund believes the referenced disclosure should be removed.

Derivatives

3.	We note that the Fund’s risk factors reference interest rate swaps. Please mention interest rate swaps as a derivative investment the Fund may make.

In response to the Staff’s comment, the Fund has added disclosure on page 10 indicating it may invest in interest rate swaps.

Distributions

4.	Please update the amount of distributions paid.

In response to the Staff’s comment, this amount has been updated on page 11.

Special Risk Considerations

5.	Please add a risk related to investments in exchange-traded funds.

In response to the Staff’s comment, specific risks related to investments in exchange-traded funds (and other investment companies) has been added to the general equity investment risk factor on pages 16 and 61.

6.	Please disclose the Fund’s actual turnover rate in the portfolio turnover risk factor.

In response to the Staff’s comment, the actual portfolio turnover of the Fund for its latest fiscal year has been added to pages 39 and 76.

Summary of Fund Expenses

7.	If the Fund intends to invest in exchange-traded funds, please add an acquired fund fee line item in the Fund’s summary of fund expenses.

The Fund may, but has no current intention to, invest in exchange-traded funds. Because the Fund does not currently expect to invest in exchange-traded funds or other investment companies, the Fund respectfully submits that the acquired fund fee line item is not necessary. Disclosure has been added on page 54 clarifying that the Fund has no current intention to invest in exchange-traded funds.

8.	We note that deferred income tax and current income tax are combined into one line item. Please explain why this.

The Fund is showing its tax expense on one line item for simplicity and to conform to the Fund’s Statement of Operations and Financial Highlights.

The Fund’s Investments

Additional Investment Activities

9.	We note the Fund’s use of “Energy MLP” is tied to its 80% investment restriction, but not the word “Opportunity”.

In response to the Staff’s comment, the word reference to the word “Opportunity” has been removed as being tied to the Fund’s 80% policy on page 46 and elsewhere.

10.	We note the Fund may treat investments in derivatives toward its requirement to have 80% of its assets invested in Energy MLPs. Please clarify the Fund values such investments at market value.

In response to the Staff’s comment, the Fund has added disclosure on page 53, to go along with the disclosure on page 10, clarifying this point.

Statement of Additional Information

Investment Policies and Techniques

11.	The language describing the segregation of assets for futures and assets is not clear. Please revise.

In response to the Staff’s comment, the Fund has revised the language on page 20 of the SAI.

* * * *

Included as Annex A to this letter is a copy of the changed pages reflecting cumulative changes in response to the Staff’s comments from the initial filing of the post-effective amendment to the Registration Statement filed with the Commission on February 20, 2014. Please note that the Fund expects to make other updates and non-material changes for the Fund’s final prospectus filing.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.        The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.        Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.        The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acceleration Request

The Fund, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Standard Time, on April 1, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Annex A

•	The opportunity for attractive tax-deferred distributions and capital appreciation;

•	Simplified tax reporting compared to direct investments in MLPs;

•	Potential diversification of their overall investment portfolio; and

•	Security selection through the professional, active management of ClearBridge Investments, LLC (f/k/a ClearBridge Advisors, LLC) (“ClearBridge”).

Furthermore, ClearBridge believes that energy MLPs present an attractive investment opportunity. MLPs combine the tax benefits associated with limited partnerships with the liquidity of publicly traded securities. In general, the types of MLPs in which the Fund intends to invest historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion, although there can be no assurance that they will continue to do so. If the cash distributions exceed the taxable income reported in a particular tax year, the excess cash distributions would not be taxed as income to the Fund in that tax year but rather would be treated as a return of capital for United States federal income tax purposes to the extent of the Fund’s basis in its MLP units. Similarly, the Fund may distribute cash in excess of its earnings and profits to holders of Common Stock (the “Common Stockholders”) which may be treated as a return of capital to the extent of the Common Stockholders’ cost basis in the Fund’s Common Stock. As a result, the Fund’s Common Stockholders may receive distributions that are tax-deferred and represent a return of capital, although no assurance can be given in this regard. This will result in a reduction in basis in their shares, which may increase the capital gain, or reduce capital loss, realized upon sale of such shares. In addition, the Fund may have more corporate income tax expense than expected, which will result in less cash available to distribute to Common Stockholders.

Investment Objective	The Fund’s investment objective is to provide long-term investors a high level of total return with an emphasis on cash distributions. There can be no assurance that the Fund will achieve its investment objective or earn a return on its assets, and you could lose some or all of your investment.

Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its Managed Assets (as defined below) in MLPs in the energy sector (the “80% policy”). For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs (including I-Shares), exchange-traded funds that primarily hold MLP interests and debt securities of MLPs. The Fund considers an entity to be within the energy sector if it derives at least

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income which will decrease the amount available to pay distributions to Common Stockholders, and therefore investors in the Fund will likely receive lower distributions than if they invested directly in MLPs. In general, the types of MLPs in which the Fund invests historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion, although there can be no assurance that they will continue to do so. If the cash distributions exceed the taxable income reported in a particular tax year, the excess cash distributions would not be taxed as income to the Fund in that tax year but rather would be treated as a return of capital for United States federal income tax purposes to the extent of the Fund’s basis in its MLP units. See “Certain United States Federal Income Tax Considerations.”

Stockholder tax features. The Fund may pay cash distributions to its Common Stockholders in excess of its taxable income per share, although no assurance can be given in this regard. If the Fund distributes cash from current or accumulated earnings and profits as computed for United States federal income tax purposes, such distributions will generally be taxable to Common Stockholders to the extent of such earnings and profits in the current period as dividend income for United States federal income tax purposes. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate stockholders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation for stockholders taxed as individuals. If the Fund’s distributions exceed its current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distributions will constitute a non-taxable return of capital to the extent of a Common Stockholder’s basis in such holder’s Common Stock and will result in a reduction of such basis. To the extent that excess exceeds a Common Stockholder’s basis in such holder’s Common Stock, the excess will be taxed as capital gain. Upon the sale of Common Stock, a Common Stockholder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the Fund’s Common Stockholder and the holder’s United States federal income tax basis in the Common Stock sold, as adjusted to reflect returns of capital.

Derivatives

Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may invest in derivative instruments, such as options contracts, futures contracts, forward contracts, options on futures contracts, interest rate swaps and indexed securities for investment, hedging and risk management purposes; provided that the Fund’s exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its Managed Assets. To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of securities of MLPs in the energy sector, the Fund will include such derivative and synthetic instruments, at market value, for the purposes of the Fund’s 80% policy. The Fund may sell certain securities short.

Certain portfolio management techniques, such as writing futures contracts, engaging in short sales or writing options on portfolio securities, may be considered senior securities for the purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. ClearBridge intends to cover the Fund’s commitment with respect to such techniques should the Fund enter into or engage in one or more of such techniques. To the extent the Fund uses such techniques, the Fund expects to cover its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act. The Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder or orders issued by the Securities and Exchange Commission (“SEC”) thereunder. For these purposes, interpretations and guidance provided by the SEC staff may be taken into account when deemed appropriate by the Fund. These segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and coverage requirements will not limit or offset losses on related positions.

Derivative instruments can be illiquid, may disproportionately increase losses, and may have a potentially large impact on Fund performance. See “The Fund’s Investments—Additional Investment Activities—Derivatives” and “Risks—Derivatives Risk.”

Distributions	Under normal circumstances, the Fund intends to distribute substantially all of the Fund’s distributable cash flow received as cash distributions from MLPs, interest payments received on debt securities owned by the Fund and other payments on securities owned by the Fund, less Fund expenses.

As of the date of this Prospectus, we have paid distributions to Common Stockholders every fiscal quarter since inception. Cumulative distributions paid since inception total $3.705 per share (inclusive of the distribution paid to our Common Stockholders on February 28, 2014). We intend to continue to pay quarterly distributions to our Common Stockholders. Payment of future distributions is subject to approval by our Board of Directors, as well as meeting the covenants under our outstanding notes and credit facility and the asset coverage requirements of the 1940 Act. See “Distributions.”

Equity Securities Risk. A substantial percentage of the Fund’s assets are invested in equity securities, including MLP common units, MLP subordinated units, MLP preferred units, equity securities of MLP affiliates, including I-Shares, and common stocks of other issuers. Equity risk is the risk that MLP units or other equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, or a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, MLP units or other equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial condition.

MLP subordinated units typically are convertible to MLP common units at a one-to-one ratio. The price of MLP subordinated units is typically tied to the price of the corresponding MLP common unit, less a discount. The size of the discount depends upon a variety of factors, including the likelihood of conversion, the length of time remaining until conversion and the size of the block of subordinated units being purchased or sold.

I-Shares represent an indirect investment in MLP I-units. Prices and volatilities of I-Shares tend to correlate to the price of common units. Holders of I-Shares are subject to the same risks as holders of MLP common units. In addition, I-Shares may trade less frequently, particularly those of issuers with smaller capitalizations. Given their potential for limited trading volume, I-Shares may display volatile or erratic price movements. In addition, I-Shares often may be subordinated in terms of liquidation rights to MLP common units.

If the Fund invests in equity securities of other open- or closed-end investment companies, including exchange-traded funds, the Fund will bear its ratable share of that investment company’s expenses, and Common Stockholders would remain subject to payment of the Fund’s investment management fees with respect to the assets so invested. Common Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Energy Sector Risks. MLPs and other entities operating in the energy sector are subject to many operating risks, including: equipment failure causing outages; structural, maintenance, impairment and safety problems; transmission or transportation constraints, inoperability or inefficiencies; dependence on a specified fuel source; changes in electricity and fuel usage; availability of competitively priced alternative energy sources; changes in generation efficiency and market heat rates; lack of sufficient capital to maintain facilities; significant capital expenditures to keep older assets operating efficiently; seasonality; changes in supply and demand for energy; catastrophic and/or weather-related events such as spills, leaks, well all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. Finally, LMPFA or its affiliates may provide more services to some types of funds and accounts than others.

There is no guarantee that the policies and procedures adopted by LMPFA, ClearBridge and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that LMPFA and/or ClearBridge may manage or advise from time to time. For further information on potential conflicts of interest, see “Portfolio Managers—Potential Conflicts of Interest” in the SAI.

Market Disruption and Geopolitical Risk. The aftermath of the war in Iraq, instability in Afghanistan, Pakistan and the Middle East and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these events or similar events in the future on the U.S. economy and securities markets. The wars and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events also could have an acute effect on individual issuers or related groups of issuers. These risks also could adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the Fund’s investments and the market value and net asset value of the Common Stock.

Portfolio Turnover. The Fund’s annual portfolio turnover rate was 25% in 2013 and may vary greatly from year to year. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High portfolio turnover may result in the Fund’s recognition of gains that will be taxable to the Fund. Such gains will generally also increase the Fund’s current and accumulated earnings and profits, possibly resulting in a greater portion of the Fund’s distributions being treated as a dividend to the Common Stockholders.

Government Intervention in Financial Markets Risk. The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. United States federal and state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Issuers of

Source of market prices: Reuters Group PLC.

(1)	Net asset value per share is determined as of close of business on the last day of the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low closing sales prices, which may or may not fall on the last day of the quarter. Net asset value per share is calculated as described in “Net Asset Value.”

(2)	Calculated as of the quarter-end closing sales price divided by the quarter-end net asset value.

On February 14, 2014, the last reported sales price of our Common Stock on the NYSE was $23.22, which represented a discount of approximately 5.65% to the net asset value per share reported by us on that date.

As of February 14, 2014, we had approximately 30.9 million shares of Common Stock outstanding and we had net assets applicable to Common Stockholders of approximately $761 million.

THE FUND’S INVESTMENTS

Investment Objective

The Fund’s investment objective is to provide long-term investors a high level of total return with an emphasis on cash distributions. There can be no assurance the Fund will achieve its investment objective or earn a return on its assets, and you could lose some or all of your investment.

This section provides additional information about the Fund’s investments and certain portfolio management techniques the Fund may use. More information about the Fund’s investments and portfolio management techniques and the associated risks is included in the SAI.

Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its Managed Assets in securities of MLPs in the energy sector. For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs (including I-Shares), exchange-traded funds that primarily hold MLP interests and debt securities of MLPs. The Fund considers an entity to be within the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

For as long as “Energy MLP” is in the name of the Fund, the Fund will invest at least 80% of its Managed Assets in the MLPs in the energy sector. The Fund may not change its policy to invest at least 80% of its Managed Assets in MLPs in the energy sector unless it provides stockholders with at least 60 days’ written notice of such change.

The Fund may invest up to 20% of its Managed Assets in securities of issuers that are not MLPs. This 20% allocation may be in any of the securities described in this Prospectus and the SAI, including securities of non-MLP companies engaged primarily in the energy sector. Such issuers may be treated as corporations for United States federal income tax purposes and, therefore, may not offer the tax benefits of investing in MLPs described in this Prospectus

Selection of Investments

ClearBridge employs a rigorous, bottom-up research process focused on seeking to find MLPs with attractive, sustainable and predictable distributions. ClearBridge also evaluates growth opportunities for MLPs in determining the desirability of a potential investment. In conducting this analysis, particular attention is paid to the stability of the business, the quality of the balance sheet, the talent and track record of the management, and the valuation of the security. ClearBridge’s primary valuation metric in analyzing MLPs is distributable cash flow yield.

elsewhere. A fund that invests in foreign (non-U.S.) securities may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Investments in foreign securities (including those denominated in U.S. dollars) are subject to economic and political developments in the countries and regions where the issuers operate or are domiciled, or where the securities are traded, such as changes in economic or monetary policies. Values may also be affected by restrictions on receiving the investment proceeds from a foreign country. Less information may be publicly available about foreign companies than about U.S. companies. Foreign companies are generally not subject to the same accounting, auditing and financial reporting standards as are U.S. companies. In addition, the Fund’s investments in foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls or restrictions on the repatriation of foreign currency, confiscatory taxation, political or financial instability and adverse diplomatic developments. In addition, there may be difficulty in obtaining or enforcing a court judgment abroad. Dividends or interest on, or proceeds from the sale of, foreign securities may be subject to non-US. withholding taxes, and special U.S. tax considerations may apply.

The risks of foreign investment are greater for investments in emerging markets. The Fund considers a country to be an emerging market country if, at the time of investment, it is represented in the J.P. Morgan Emerging Markets Bond Index Global or categorized by the World Bank in its annual categorization as middle or low-income Emerging market countries typically have economic and political systems that are less fully developed, and that can be expected to be less stable, than those of more advanced countries. Low trading volumes may result in a lack of liquidity and in price volatility. Emerging market countries may have policies that restrict investment by foreigners, that require governmental approval prior to investments by foreign persons, or that prevent foreign investors from withdrawing their money at will. An investment in emerging market securities should be considered speculative.

Non-Diversification

The Fund may invest up to 15% of its Managed Assets, at the time of purchase, in securities of any single issuer.

Additional Investment Activities

Derivatives

Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies, commodities or currency exchange rates and related indexes and other related assets. The Fund may enter into derivative transactions, such as interest rate swaps, options contracts, futures contracts, forward contracts, options on futures contracts and indexed securities for investment, hedging and risk management purposes; provided that the Fund’s exposure to derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its Managed Assets. With respect to this limitation, the Fund may net derivatives with opposite exposure to the same underlying instrument. To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of securities of energy MLPs, the Fund will include such derivative and synthetic instruments, at market value, for the purposes of the Fund’s 80% policy. The Fund may sell certain equity securities short for investment and/or hedging purposes. See “Risks—Derivatives Risk.” The Fund may use any or all of these techniques at any time, and the use of any particular derivative transaction will depend on market conditions. Additional information on the derivative transactions that the Fund may use is included in the SAI. The Fund’s ability to pursue certain of these strategies may be limited by applicable regulations of the CFTC, SEC, or other applicable regulators.

The Fund is operated by persons who have claimed an exclusion, granted to operators of registered investment companies like the Fund, from registration as a “commodity pool operator” with respect to the Fund under the Commodity Exchange Act (the “CEA”), and, therefore, are not subject to registration or regulation with respect to the Fund under the CEA. As a result, effective December 31, 2012, the Fund is limited in its ability to use commodity futures (which include futures on broad-based securities indexes and interest rate futures) (collectively, “commodity interests”) or options on commodity futures, engage in certain swaps transactions or make certain other investments (whether directly or indirectly through investments in other investment vehicles) for purposes other than “bona fide hedging,” as defined in the rules of the Commodity Futures Trading Commission. With respect to transactions other than for bona fide hedging purposes, either: (1) the aggregate initial margin and premiums required to establish the Fund’s positions in such investments may not exceed 5% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets.

The Fund may use interest rate swaps for hedging purposes only and not as a speculative investment and would typically use interest rate swaps to shorten the average interest rate reset time of the Fund’s holdings. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). The Fund will only enter into interest rate swaps on a net basis, which means that the two payment streams are netted out in a cash settlement on the payment date or dates specified in the interest rate swap, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. If the other party to an interest rate swap defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive. The net amount of the excess, if any, of the Fund’s obligations over its entitlements will be maintained in a segregated account by the Fund’s custodian. The Fund will not enter into any interest rate swap unless the claims-paying ability of the other party thereto is considered to be investment grade by ClearBridge. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction, which may or may not be limited by applicable bankruptcy, receivership, or other insolvency laws. These instruments are traded in the over-the-counter market, though in the future may be required to be traded through a derivatives clearing organization and/or a swap execution facility.

The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments.

Other Investment Companies

The Fund may, but has no current intention to, invest in securities of other closed-end or open-end investment companies, including exchange-traded funds, that invest primarily in MLP entities in which the Fund may invest directly to the extent permitted by the 1940 Act. The Fund may invest in other investment companies during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of the offering of its securities, during periods when there is a shortage of attractive MLP securities available in the market, or when ClearBridge believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised by ClearBridge or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC. As a stockholder in an investment company, the Fund bears its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. ClearBridge takes expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments. In addition, the securities of other investment companies may also be leveraged and therefore subject to the same leverage risks described herein. As described in the section entitled “Risks—Leverage Risk,” the net asset value and market value of leveraged shares may be more volatile and the yield to stockholders may tend to fluctuate more than the yield generated by unleveraged shares. Other investment companies may have investment policies that differ from those of the Fund. In addition, to the extent the Fund invests in other investment companies, the Fund is dependent upon the investment and research abilities of persons other than ClearBridge.

Affiliated Party Risk

Certain MLPs in which the Fund may invest depend upon their parent or sponsor entities for the majority of their revenues. Were their parent or sponsor entities to fail to make such payments or satisfy their obligations, the revenues and cash flows of such MLPs and ability of such MLPs to make distributions to unit holders, such as the Fund, would be adversely affected.

Equity Securities Risk

A substantial percentage of the Fund’s assets are invested in equity securities, including MLP common units, MLP subordinated units, MLP preferred units, equity securities of MLP affiliates, including I-Shares, and common stocks of other issuers. Equity risk is the risk that MLP units or other equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, or a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, MLP units or other equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial condition.

MLP subordinated units typically are convertible to MLP common units at a one-to-one ratio. The price of MLP subordinated units is typically tied to the price of the corresponding MLP common unit, less a discount. The size of the discount depends upon a variety of factors, including the likelihood of conversion, the length of time remaining until conversion and the size of the block of subordinated units being purchased or sold.

I-Shares represent an indirect investment in MLP I-units. Prices and volatilities of I-Shares tend to correlate to the price of common units. Holders of I-Shares are subject to the same risks as holders of MLP common units. In addition, I-Shares may trade less frequently, particularly those of issuers with smaller capitalizations. Given their potential for limited trading volume, I-Shares may display volatile or erratic price movements. In addition, I-Shares often may be subordinated in terms of liquidation rights to MLP common units.

If the Fund invests in equity securities of other open- or closed-end investment companies, including exchange-traded funds, the Fund will bear its ratable share of that investment company’s expenses, and Common Stockholders would remain subject to payment of the Fund’s investment management fees with respect to the assets so invested. Common Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Energy Sector Risks

MLPs and other entities operating in the energy sector are subject to many operating risks, including: equipment failure causing outages; structural, maintenance, impairment and safety problems; transmission or transportation constraints, inoperability or inefficiencies; dependence on a specified fuel source; changes in electricity and fuel usage; availability of competitively priced alternative energy sources; changes in generation efficiency and market heat rates; lack of sufficient capital to maintain facilities; significant capital expenditures to keep older assets operating efficiently; seasonality; changes in supply and demand for energy; catastrophic and/or weather-related events such as spills, leaks, well blowouts, uncontrollable flows, ruptures, fires, explosions, floods, earthquakes, hurricanes, discharges of toxic gases and similar occurrences; storage, handling, disposal and decommissioning costs; and environmental compliance. Breakdown or failure of an energy company’s assets may prevent it from performing under applicable sales agreements, which in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. As a result of the above risks and other potential hazards associated with energy companies, certain companies may become exposed to significant liabilities for which they may not have adequate insurance coverage. Any of the aforementioned risks could have a material adverse effect on the business, financial condition, results of operations and cash flows of energy companies.

Because the Fund invests at least 80% of its Managed Assets in MLPs in the energy sector, concentration in the energy sector may present more risks than if the Fund were broadly diversified over numerous sectors of the

Market Disruption and Geopolitical Risk

The aftermath of the war in Iraq, instability in Afghanistan, Pakistan and the Middle East and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these events or similar events in the future on the U.S. economy and securities markets. The wars and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events also could have an acute effect on individual issuers or related groups of issuers. These risks also could adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the Fund’s investments and the market value and net asset value of the Common Stock.

Portfolio Turnover

The Fund’s annual portfolio turnover rate was 25% in 2013 and may vary greatly from year to year. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High portfolio turnover may result in the Fund’s recognition of gains that will be taxable to the Fund. Such gains will generally also increase the Fund’s current and accumulated earnings and profits, possibly resulting in a greater portion of the Fund’s distributions being treated as a dividend to the Common Stockholders.

Government Intervention in Financial Markets Risk

The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state governments and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable Issuers of corporate fixed income securities might seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective. ClearBridge monitors developments and seeks to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Temporary Defensive Strategies Risk

When ClearBridge anticipates unusual market or other conditions, the Fund may temporarily depart from its primary investment strategy as a defensive measure and invest all or a portion of its assets in cash, obligations of the U.S. government, its agencies or instrumentalities; other investment grade debt securities; investment grade commercial paper; certificates of deposit and bankers’ acceptances; or any other fixed income securities that ClearBridge considers consistent with this strategy. To the extent that the Fund invests defensively, it may not achieve its investment objective.

Non-Diversification Risk

The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. See “The Fund’s Investments.”

Anti-Takeover Provisions

The Fund’s Articles and By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund These provisions could have the effect of depriving Common Stockholders of opportunities to sell their Common Stock at a premium over the then-current market price of the Common Stock.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to provide long-term investors a high level of total return with an emphasis on cash distributions. The Fund seeks to achieve its objective by investing primarily in master limited partnerships (“MLPs”) in the energy sector. Under normal market conditions, the Fund invests at least 80% of its Managed Assets in MLPs in the energy sector (the “80% policy”). For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs (including I-Shares), exchange-traded funds that primarily hold MLP interests and debt securities of MLPs. The Fund considers an entity to be within the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

There can be no assurance that the Fund will achieve its investment objective or earn a return on its assets, and you could lose some or all of your investment.

INVESTMENT RESTRICTIONS

The following restrictions, along with the Fund’s investment objective, are the Fund’s only fundamental policies—that is, policies that cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. For the purposes of the foregoing, a “majority of the Fund’s outstanding voting securities” means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions are not fundamental polices of the Fund and may be changed by the Fund’s Board without stockholder approval. Except with respect to the Fund’s ability to borrow under subparagraph (7) below, if a percentage restriction set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation. Under its fundamental restrictions, the Fund may not:

(1) issue senior securities, except to the extent permitted by (i) the Investment Company Act of 1940, as amended (the “1940 Act”), or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority;

(2) make loans to other persons, except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority;

(3) underwrite the securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the sale and purchase of portfolio securities;

(4) invest 25% or more of the value of its total assets in any one industry provided that such limitation shall not be applicable to industries in the energy sector and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities;

(5) purchase or sell real estate or interests therein other than corporate securities secured by real estate or interests therein;

(6) purchase or sell commodities, commodity futures contracts or commodity options except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority; and

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INVESTMENT POLICIES AND TECHNIQUES

The following information supplements the discussion of the Fund’s investment objective, policies, and techniques that are described in the Prospectus.

The Fund seeks to achieve its objective by investing primarily in MLPs in the energy sector. Under normal market conditions, the Fund invests at least 80% of its Managed Assets in securities of MLPs in the energy sector. For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs (including I-Shares), exchange-traded funds that primarily hold MLP interests and debt securities of MLPs. The Fund considers an entity to be within the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

For as long as “Energy MLP Opportunity” is in the name of the Fund, the Fund will invest at least 80% of its Managed Assets in the MLPs in the energy sector. The Fund may not change its policy to invest at least 80% of its Managed Assets in MLPs in the energy sector unless it provides stockholders with at least 60 days’ written notice of such change.

The Fund may invest up to 20% of its Managed Assets in securities of issuers that are not MLPs. This 20% allocation may be in any of the securities described in the Prospectus and the SAI, including securities of non-MLP companies engaged primarily in the energy sector. Such issuers may be treated as corporations for United States federal income tax purposes and, therefore, may not offer the tax benefits of investing in MLPs described in the Prospectus.

Portfolio Composition

Master Limited Partnerships

Entities commonly referred to as “MLPs” are generally organized under state law as limited partnerships or limited liability companies. The securities issued by many MLPs are listed and traded on a securities exchange. An MLP typically issues general partner and limited partner interests, or managing member and member interests. The general partner or managing member manages and often controls, has an ownership stake in, and is normally eligible to receive incentive distribution payments from, the MLP. If publicly traded, to be treated as a partnership for United States federal income tax purposes, an MLP must derive at least 90% of its gross income for each taxable year from specified qualifying sources as described in Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”).

These qualifying sources include interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, processing, mining, refining, marketing and transportation (including pipelines), of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxides. The general partner or managing member may be structured as a private or publicly traded corporation or other entity. The general partner or managing member typically control the operations and management of the entity through an up to 2% general partner or managing member interest in the entity plus, in many cases, ownership of some percentage of the outstanding limited partner or member interests. The limited partners or members, through their ownership of limited partner or member interests, provide capital to the entity, are intended to have no role in the operation and management of the entity and receive cash distributions. Due to their structure as partnerships for United States federal income tax purposes and the expected character of their income, MLPs generally do not pay United States federal income taxes. Thus, unlike investors in corporate securities, direct MLP investors are generally not subject to double taxation (i.e., corporate level tax and tax on corporate dividends). Currently, most MLPs operate in the energy, natural resources or real estate sectors. For a further discussion of the United States federal income tax consequences relating to the MLPs, see “Certain United States Federal Income Tax Considerations.”

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OTC options entered into by the Fund, including those on securities, financial instruments or indexes, and OCC-issued and exchange-listed index options generally provides for cash settlement, although the Fund is not required to do so. As a result, when the Fund sells these instruments it segregates an amount of assets equal to its obligations under the options. OCC-issued and exchange-listed options sold by the Fund other than those described above generally settle with physical delivery, and the Fund segregates an amount of assets equal to the full value of the option. OTC options settling with physical delivery or with an election of either physical delivery or cash settlement are treated the same as other options settling with physical delivery.

In the case of a futures contract or an option on a futures contract, the Fund must deposit the initial margin and, in some instances, the daily variation margin in addition to segregating liquid assets sufficient to meet its obligations to purchase or provide securities or currencies, or to pay the amount owed at the expiration of an index-based futures contract. The Fund segregates with its custodian, or designated sub-custodian, an amount of liquid assets having an aggregate value equal to at least the accrued excess, if any, of its obligations relating to swaps over its entitlements with respect to each swap on a daily basis. Caps, floors and collars require segregation of liquid assets with a value equal to the Fund’s net obligation, if any.

Derivatives may be covered by means other than those described above when consistent with applicable regulatory policies. The Fund may also enter into offsetting transactions so that its combined position, coupled with any segregated assets, equals its net outstanding obligation in related Derivatives. The Fund could purchase a put option, for example, if the strike price of that option is the same or higher than the strike price of a put option sold by the Fund. Moreover, instead of segregating assets if it holds a futures contract or forward contract, the Fund could purchase a put option on the same futures contract or forward contract with a strike price as high or higher than the price of the contract held. Other derivatives may also be offset in combinations. If the offsetting transaction terminates at the time of or after the primary transaction, no segregation is required, but if it terminates prior to that time, assets equal to any remaining obligation would need to be segregated.

Foreign Securities

Investors should recognize that investing in the securities of foreign issuers involves special considerations which are not typically associated with investing in the securities of U.S. issuers. Investments in securities of foreign issuers may involve risks arising from differences between U.S. and foreign securities markets, including less volume, much greater price volatility in and illiquidity of certain foreign securities markets, different trading and settlement practices and less governmental supervision and regulation, from changes in currency exchange rates, from high and volatile rates of inflation, from economic, social and political conditions such as wars, terrorism, civil unrest and uprisings, and, as with domestic multinational corporations, from fluctuating interest rates.

There may be less publicly-available information about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to the same accounting, auditing and financial record-keeping standards and requirements as U.S. issuers. In particular, the assets and profits appearing on the financial statements of an emerging market country issuer may not reflect its financial position or results of operations in the way they would be reflected had the financial statements been prepared in accordance with U.S. generally accepted accounting principles. In addition, for an issuer that keeps accounting records in local currency, inflation accounting rules may require, for both tax and accounting purposes, that certain assets and liabilities be restated on the issuer’s balance sheet in order to express items in terms of currency of constant purchasing power. Inflation accounting may indirectly generate losses or profits. Consequently, financial data may be materially affected by restatements for inflation and may not accurately reflect the real condition of those issuers and securities markets. Finally, in the event of a default in any such foreign obligations, it may be more difficult for the Fund to obtain or enforce a judgment against the issuers of such obligations.

Other investment risks include the possible imposition of foreign withholding taxes on certain amounts of the Fund’s income, the possible seizure or nationalization of foreign assets and the possible establishment of exchange controls, expropriation, confiscatory taxation, other foreign governmental laws or restrictions which might affect adversely payments due on securities held by the Fund, the lack of extensive operating experience of eligible foreign subcustodians and legal limitations on the ability of the Fund to recover assets held in custody by a foreign subcustodian in the event of the subcustodian’s bankruptcy.

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The manner in which foreign investors may invest in companies in certain emerging market countries, as well as limitations on such investments, also may have an adverse impact on the operations of the Fund. For example, the Fund may be required in some countries to invest initially through a local broker or other entity and then have the shares purchased re-registered in the name of the Fund. Re-registration may in some instances not occur on a timely basis, resulting in a delay during which the Fund may be denied certain of its rights as an investor.

Certain emerging market countries may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors which could adversely affect the Fund. In addition, if a deterioration occurs in the country’s balance of payments, it could impose temporary restrictions on foreign capital remittances. Investing in local markets in emerging market countries may require the Fund to adopt special procedures, seek local government approvals or take other actions, each of which may involve additional costs to the Fund.

With respect to investments in certain emerging market countries, different legal standards may have an adverse impact on the Fund. For example, while the potential liability of a shareholder in a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder’s investment, the notion of limited liability is less clear in certain emerging market countries. Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders of U.S. corporations.

Certain markets are in only the earliest stages of development. There is also a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries. Many of such markets also may be affected by developments with respect to more established markets in the region. Brokers in emerging market countries typically are fewer in number and less capitalized than brokers in the United States. These factors, combined with the U.S. regulatory requirements for investment companies and the restrictions on foreign investment, result in potentially fewer investment opportunities for the Fund and may have an adverse impact on the investment performance of the Fund.

Other Investment Companies

The Fund may, but has no current intention to, invest in securities of other open- or closed-end investment companies, including exchange-traded funds to the extent that such investments are consistent with the Fund’s investment objective and policies and are permissible under the 1940 Act. The 1940 Act imposes the following restrictions on investments in other investment companies: (i) the Fund may not purchase more than 3% of the total outstanding voting stock of another investment company; (ii) the Fund may not invest more than 5% of its total assets in securities issued by another investment company; and (iii) the Fund may not invest more than 10% of its total assets in securities issued by other investment companies. These limitations do not apply to the purchase of shares of any investment company (i) in connection with a merger, consolidation, reorganization or acquisition of substantially all the assets of another investment company or (ii) pursuant to any exemption granted under the 1940 Act.

The Fund may invest in other investment companies either during periods when it has large amounts of uninvested cash, such as the period shortly after the Fund receives the proceeds of an offering of its Common Stock, during periods when there is a shortage of attractive securities available in the market, or when ClearBridge believes share prices of other investment companies offer attractive values. The Fund may invest in investment companies that are advised by ClearBridge or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC. As a stockholder in an investment company, the Fund would indirectly bear its proportionate share of the advisory fees and other operating expenses of such investment company, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Stockholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. ClearBridge takes expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in other securities. In addition, the securities of other investment companies may also be leveraged and are therefore subject to the same leverage risks described in the Prospectus and herein. The net asset value and market value of leveraged shares is more volatile and the yield to stockholders tends to fluctuate more than the yield generated by unleveraged shares. The Fund has neither sought nor obtained, nor does it currently intend to seek, any exemptive relief from the SEC.

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